September 30, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Mr. H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Petróleo Brasileiro S.A. – Petrobras
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 26, 2011
File No. 1-15106

Petrobras International Finance Company
Form 20-F for Fiscal Year Ended December 31, 2010
Filed May 26, 2011
File No. 1-33121

Dear Mr. Schwall:

By letter dated September 5, 2011, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on May 26, 2011 (the “2010 Form 20-F”), by Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras International Finance Company (“PifCo,” and together with Petrobras, the “Companies”).  The Companies are submitting herewith, via EDGAR and e-mail, responses to the Commission’s comments.  For convenience, we have reproduced in italics the staff’s comments and have provided responses immediately below the comments.

Comment

Legal Proceedings, page 130

1.
We note the disclosure here that estimated total claims, excluding disputes involving non-monetary claims or claims not easily evaluated in the current stage of proceedings, were approximately $38.7 billion as of December 31, 2010. You then discuss particular claims, including the Petroquisa matter with $6.8 billion exposure, other civil claims, tax claims including one of nearly $3.3 billion and three in excess of $1.0 billion, and environmental claims including one of $2.5 billion and two in excess of $1.0 billion, among others. From your disclosure, it is difficult to understand the components of the $38.7 billion in estimated total claims. For example, it is unclear if that figure includes any amount for ICMS for production activities in Rio de Janeiro, which you state could be $6.2 billion per year beginning in 2003. Additionally, it is unclear how much of the $38.7 billion you assess to be probable, reasonably possible, or remote as required by FASB ASC 450-20.

Additionally, in “Risk Factors” on page 22 and on page F-86 of footnote disclosure you discuss a tax dispute amounting to approximately $2.7 billion which appears to be disclosed as having a maximum exposure of $3.3 billion in Legal Proceedings.

Finally, it is difficult to reconcile your financial statement footnote disclosure with Legal Proceedings. For example, disclosure on page F-91 indicates that maximum exposure for amounts due to the Federal and State of Parana Prosecutors is $3.5 billion for the Presidente Getulio Vargas refinery spill, while disclosure on page 134 indicates that $1.4 billion is sought.

Please revise your disclosure where appropriate for consistency and further clarity, and tell us why you believe additional disclosure in Risk Factors regarding other contingent liabilities is not necessary.

Response to Comment 1

•
The U.S.$38.7 billion in estimated total claims represents an estimate in U.S. dollars of all claims asserted against Petrobras as of December 31, 2010, including claims that would be classified as remote according to the loss contingency classifications of FASB ASC 450-20.  Of this total, approximately U.S.$0.8 billion is classified as probable losses; approximately U.S.$22.5 billion is classified as reasonably possible losses; and approximately U.S.$15.4 billion is classified as remote losses.

•
The U.S.$38.7 billion in estimated total claims does not include the potential contingency relating to ICMS for production activities in Rio de Janeiro, estimated at U.S.$6.2 billion, because the State of Rio de Janeiro has not asserted a claim against Petrobras or otherwise attempted to enforce the law that gives rise to this contingency.

•
There are two tax assessments by the Brazilian Revenue Service relating to withholding tax (IRRF): U.S.$2,717 million for IRRF related to foreign remittances for the chartering of vessels (referred to on page F-86), and U.S.$536 million for IRRF related to foreign remittances for oil imports (referred to on page F-88). The U.S.$3,252 million figure in Legal Proceedings represents the aggregate of these two assessments, while the U.S.$2.7 billion figure on page 22 in the risk factor “We may incur losses and spend time and money defending pending litigations and arbitrations” represents just one of them and was provided to illustrate the fact that we have several large individual disputes that account for a significant portion of the total amount of claims against us.

•
With respect to the Presidente Getúlio Vargas refinery oil spill, the U.S.$1.4 billion figure disclosed on page 134 represents the amount originally sought by the Federal Public Prosecutor and the Paraná State Public Prosecutor in the claim filed on January 1, 2001. That is one of three claims arising from the incident. The U.S.$3.5 billion figure disclosed on page F-91 is the maximum exposure for Petrobras as of December 31, 2010, which comprises the aggregate amount, including monetary corrections, of the three claims against Petrobras in connection with the spill.

The Companies believe that the existing risk factor on page 22 of the 2010 Form 20-F, “We may incur losses and spend time and money defending pending litigations and arbitrations,” adequately summarizes the  risks related to our contingent liabilities. The Companies have not sought to provide a comprehensive list of contingent liabilities in this risk factor, believing that a focused discussion of the general character of our litigation risk is more helpful to investors, who can find detailed descriptions in Legal Proceedings and in the financial statement footnote disclosure of the 2010 Form 20-F.

Comment

Financial Statements

Reports of Independent Registered Public Accounting Firm, pages F-3 and F-145

2.
In future Exchange Act filings, please include reports from your independent accountant which clearly indicate that the reports have been signed. Refer to Regulation S-X, Rule 2- 02(a) and Regulation S-T, Item 302(a).

Response to Comment 2

In future filings on Form 20-F, the reports of our independent accountants will clearly indicate that the reports have been signed.

Comment

Engineering Comments

Presentation of Information Concerning Reserves, page 14

3.
We note your statement, “DeGolyer and MacNaughton (D&M) provided estimates of most of our net domestic reserves as of December 31, 2010. D&M also provided estimates of most of our net international reserves where we are the operator as of December 31, 2010.” On page 70, you state “D&M reviewed and certified 94.9% of our domestic proved crude oil, condensate and natural gas reserve estimates as of December 31, 2010. Outside of Brazil, D&M also reviewed and certified 91.2% of our estimates of international proved oil, condensate and natural gas reserves in fields where we are the operator as of December 31, 2010.” Page 1 of Exhibit 99.1 (D&M third party report) presents “...we have conducted a reserves audit...” of properties in and offshore of Brazil. Page 10 presents “...we have conducted a reserves evaluation of...” selected properties outside of Brazil. Please expand your disclosure to clarify whether your third party engineer: provided a portion of the proved reserve estimates that you disclosed; audited a portion of the proved reserves estimates that you disclosed; or performed another process for the proved reserve estimates that you disclosed. Please refer to Item 1202(a)(9) of Regulation S-K.

Response to Comment 3

Our third party engineer conducted a reserves audit, as such term is defined in Item 1202(a)(9) of Regulation S-K, of certain properties in and offshore Brazil as well as certain properties in North America and South America (outside of Brazil). In all such cases, Petrobras estimated the reserves and the third party engineer conducted the reserves audit.

In future filings on Form 20-F, Petrobras will clarify the disclosure in its Form 20-F and the third party engineer will clarify its report so that each refers consistently to Petrobras estimating the reserves and the third party engineer conducting a reserves audit.

Comment

Risk Factors, page 18

Exploration and production of oil in deep and ultra-deep waters involves risks, page 18

4.
We note your statement on page 69 pertaining to the fact that you do not maintain control-of-well insurance for Brazilian operations. Please expand your discussion here to present the consequences of the limits to your liability coverage in the event of loss of hydrocarbon containment on your Brazilian property.

Response to Comment 4

In future filings on Form 20-F, Petrobras will revise its disclosure to clarify that, because it does not maintain control-of-well insurance for its domestic operations onshore and offshore Brazil, Petrobras would bear the costs of clean-up, decontamination and any proceedings arising out of a control-of-well incident. Petrobras would also expect to discuss its insurance coverage for any loss of hydrocarbon containment attributable to other causes.

Comment

Information on the Company, page 28

Exploration and Production, page 31

5.
We note your statement, “The discovery of the Lula field (formerly Tupi) in 2006 marked the beginning of a new chapter in our E&P history.” Please expand your discussion of the Lula discovery and the pre-salt reservoir play to explain the difficulties of seismic survey interpretation and exploration of hydrocarbon reservoirs below salt layers.

Response to Comment 5

In future filings on Form 20-F, Petrobras will revise its discussion of the Exploration and Production business segment by removing the statement “The discovery of the Lula field (formerly Tupi) in 2006 marked the beginning of a new chapter in our E&P history.”

Comment

Changes in Proved Reserves, page 70

6.
Item 1203(b) of Regulation S-K requires that you “Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” Please expand amend your document to add disclosure of the figures for all changes to your PUD reserves. This applies to changes due to revisions, due to extensions and discoveries, due to acquisition/divestiture and due to improved recovery.

Response to Comment 6

In future filings on Form 20-F, Petrobras will expand the discussion of changes in proved undeveloped reserves (PUD) to include, where material, figures for changes that occurred during the year for reasons other than conversion into proved developed reserves, including revisions, extensions and discoveries, acquisitions and divestitures and improved recovery.

With respect to changes in PUD that occurred in 2010, the 2010 Form 20-F discusses PUD in Brazil and PUD outside Brazil separately.

•
With respect to PUD in Brazil, the decrease of 500.1 mmboe of PUD, explained on page 70 of the 2010 Form 20-F, reflected the conversion of 1,349.1 mmboe of PUD to proved developed reserves, partially offset by 758.3 mmboe of extensions and discoveries, 82.1 mmboe of revisions to previous estimates and 8.6 mmboe of improved recovery.

•
With respect to PUD outside Brazil, the net addition of 52.2 mmboe to PUD, explained on page 70 of the 2010 Form 20-F, reflected the conversion of 23.9 mmboe of PUD to proved developed reserves and 2.1 mmboe of sales of minerals in situ, offset by 73.8 mmboe of extensions and discoveries and 4.4 mmboe of revisions to previous estimates.

Comment

Gross and Net Productive Wells and Gross and Net Developed and Undeveloped Acreage, page 75

7. Item 1208(b) of Regulation S-K requires the disclosure of the minimum remaining terms of material leases and concessions. Please amend your undeveloped acreage presentation to disclose material acreage expiry in the reasonably near future.

Response to Comment 7

In future filings on Form 20-F, Petrobras will address minimum remaining terms of leases and concessions, where material, relating to its Brazilian onshore and offshore operations as well as its international operations.

With respect to Brazilian onshore and offshore operations, Petrobras holds 27-year concessions from the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (National Petroleum, Natural Gas and Biofuels Agency) (the “ANP”), the oldest of which was awarded in 1998 when the ANP was established. Petrobras does not have any material acreage expiry before 2025 for any of its Brazilian onshore or offshore operations.

With respect to its international operations, Petrobras does not have any material acreage expiry of its leases or concessions within the next three years.

Comment

Average production prices, page 78

8. Please explain to us the reasons that the 2010 average natural gas price in Brazil is $2.60/MCFG while the price used in Brazilian proved natural gas reserves estimates by your third party engineer is $7.66/MCFG (Exhibit 99. 1, page 6). If applicable, address your methods in determining transfer pricing at arm’s length.

Response to Comment 8

The U.S.$2.60/MCFG price disclosed in the table on page 78 of the 2010 Form 20-F is the transfer price between the Exploration and Production and the Gas and Power business segments that Petrobras used to evaluate the performance of the segments. The average natural gas price realized in the domestic market in 2010 was approximately U.S.$7.36/MCFG. In future filings on Form 20-F, Petrobras will provide this price rather than the inter-segment transfer price.

The U.S.$7.66/MCFG price disclosed on page 6 of Exhibit 99.1 to the 2010 Form 20-F is the volume-weighted average price attributable to estimated proved reserves, calculated on the basis described in that report. The U.S. $7.45/MCFG price disclosed on page 6 of Exhibit 99.1 to the 2010 Form 20-F is an average price for the fields subject to the reserves audit, taking into account market circumstances such as Petrobras’ status as the only natural gas supplier in Brazil and the cost that Petrobras would otherwise incur to purchase natural gas in the international market for demand not supplied through domestic production.

Comment

Notes to the Consolidated Financial Statements, page F-14

Supplementary Information on Oil and Gas Exploration and Production (Unaudited), Page F-131

9. Your description of production costs omits production severance taxes which should be included per the definition of production costs in section FASB ASC 932-10-S99-1(17). You disclose 2010 incurred production taxes as about $25/barrel on page 88. Your 2010 Brazil unit production cost from Results of Operations (production taxes included) on page F-132 appears to be $26/BOE (=$20,525 million/790 MMBOE) while your 2010 production costs per Item 1204 of Regulation S-K (production tax omitted) is $13/barrel (page 78). Please explain the reasons the 2010 unit production costs (Results of Operations) are not approximately $38/BOE (=$25/BOE + $13/BOE). Also address similar differences in the projected unit production cost from the standardized measure, $27/BOE.

Response to Comment 9

Petrobras’ calculation of production costs includes production severance taxes. In future filings on Form 20-F, Petrobras will amend the description on F-131 to make this clarification.

On page 88 of the 2010 Form 20-F, the bullet point stating that production taxes were U.S.$24.64/BOE is incorrect. The amount of U.S$24.64/BOE comprises U.S.$10.03/BOE of lifting costs, as disclosed in the bullet point on page 88 of the Form 20-F, and U.S.$14.61/BOE of production taxes.

In future filings on Form 20-F, Petrobras will clarify its disclosure by separating lifting costs from production taxes.

* * *

The Companies make the following acknowledgments:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	comments of the Commission staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          *  *  *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Nicolas Grabar at Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2414 (direct) or (212) 225 3999 (facsimile).

 Very truly yours,

/s/ Almir Guilherme Barbassa
Petróleo Brasileiro S.A.—Petrobras
Name: Almir Guilherme Barbassa
Title:   Chief Financial Officer

/s/ Sérvio Túlio da Rosa Tinoco
Petrobras International Finance Company
Name: Sérvio Túlio da Rosa Tinoco
Title:   Chief Financial Officer

cc:	Nicolas Grabar
Francesca L. Odell
Cleary Gottlieb Steen & Hamilton LLP